FOURTH AMENDMENT TO
STOCK PURCHASE AGREEMENT AND
GLOBAL SETTLEMENT AND RELEASE AGREEMENT

            This Fourth Amendment to Stock Purchase Agreement and Global Settlement and Release Agreement (this "Agreement") is made and delivered as of June 2, 2004, by and among Home Solutions of America, Inc., a Delaware corporation ("Buyer"), P.W. Stephens, Inc., a California corporation and wholly-owned subsidiary of Buyer ("PWS") and Jane C. Barber, an individual resident of the State of California ("Seller") and Spruce MacIntyre Holdings Corporation, a Nevada corporation ("Spruce").

            WHEREAS, Buyer and Seller entered into that certain Stock Purchase Agreement dated November 1, 2002 (together with all amendments thereto, collectively referred to herein as the "Stock Purchase Agreement"), which was amended by that certain First Amendment to Stock Purchase Agreement dated June 5, 2003 (the "First Amendment"), Second Amendment to Stock Purchase Agreement dated November 19, 2003 (the "Second Amendment"), and Third Amendment to Stock Purchase Agreement dated December 31, 2003 (the "Third Amendment");

            WHEREAS, pursuant to the Stock Purchase Agreement, Buyer and Seller have entered into supplemental and ancillary documents, instruments and agreements, including, without limitation, the documents, instruments and agreements executed and/or delivered by the Buyer to the Seller pursuant to the terms of the Stock Purchase Agreement, including the afore noted amendments (all such documentation, including the Stock Purchase Agreement sometimes collectively referred to herein as the "Stock Purchase Documentation");

            WHEREAS, Seller and Buyer have agreed to the terms of this Agreement in order to restructure certain transactions related to the Stock Purchase Agreement and the Stock Purchase Documentation, as set forth herein, and to settle certain disputes that have arisen between Seller and Buyer;

            WHEREAS, Buyer and Spruce, an affiliate of Seller, entered into that certain Stock Purchase and Note Assignment Agreement, effective September 29, 2000, whereby Spruce purchased certain subsidiaries from Buyer, and Buyer and Spruce have agreed to the terms of this Agreement in order to settle certain disputes that have arisen between Buyer and Spruce; and

            WHEREAS, referenced in Paragraph 6 of this Agreement, in order to resolve certain claims by Acstar Insurance Company  ("Acstar") against Buyer and certain claims by Buyer against Seller, Seller has agreed, as provided below, to reduce the outstanding amount of a certain Promissory Note provided to Seller by Buyer as part of Buyer's purchase of PWS from Seller and replace the original Note with an Amended and Restated Promissory Note and assign to Buyer her rights, individually, pursuant to a promissory note and pledge agreement received by Seller from TFW Inc. so that the funds due pursuant to that note could be used in the settlement of Acstar's claims against Buyer.

            NOW THEREFORE, the parties hereto agree as follows:

1.         Assignment of Note.  Pursuant to the terms of that certain Stock Purchase Agreement by and between Seller and TFW Inc., a Delaware Corporation ("Maker"), Seller transferred 744,881 shares (the "HOM Shares") of Buyer's common stock, $.001 par value per share to Maker in consideration for a promissory note from Maker payable to Seller, in her individual capacity, in the original principal amount of $1,550,000 (the "Note"), secured by the HOM Shares.  Seller is currently the holder of the Note and the security therefore, in her individual capacity.  In consideration for the general releases pursuant to Section 4, dismissal of the lawsuits referenced in Section 6, and other provisions contained in this Agreement, upon execution of this Agreement and delivery of the documents required hereby, Seller shall transfer the Note and her security interest in the HOM Shares to Buyer, along with an assignment of note and Pledge Agreement executed by Seller, in her individual capacity.  Seller hereby represents and warrants that, immediately prior to the transfer of the HOM Shares to Maker, Seller had clear title to the HOM shares, free of any encumbrance, lien, or claim of any nature, exclusive of any encumbrance on transfer arising pursuant to any federal or state securities laws, statutes, rules or regulations.  Seller further represents that Seller has clear title to the Note, free of any encumbrance, lien or claim of any nature, except for encumbrances, liens or claims arising pursuant to documents or instruments (a) to which the Buyer is a party, (b) copies of which have been provided to Buyer or (c) which were drafted and/or negotiated in whole or in part by counsel for the Buyer.  Upon request of Buyer, if Seller has not previously done so, Seller agrees to cooperate fully and execute such documents as reasonably requested by Buyer to record the transfer of the HOM Shares to Maker under the current registration statement on Form S-3 that was declared effective on April 2, 2004, which includes the HOM Shares, all in conformity with applicable statue, law, rule or regulation and all at the sole cost and expenses of the Buyer.

2.         Issuance of Amended and Restated Promissory Note.  Seller is currently the holder of the Third Note (as defined in the Stock Purchase Agreement and attached to the Stock Purchase Agreement as Schedule 2.2(d)).  Including certain accrued interest as principal, the adjusted principal balance of the Third Note s $970,677.81, as of May 26, 2004, and Buyer and Seller agree that Buyer's and PWS's issuance to Seller of the Amended and Restated Promissory Note (so called herein) attached hereto as Exhibit A (which shall be executed and delivered simultaneously with and as a condition precedent to the effectiveness of this Agreement), shall be in substitution for and replacement of the Third Note.  Notwithstanding any other provision of the Amended and Restated Promissory Note or any other document or agreement between the Buyer and the Seller, neither the Buyer nor PWS may reduce or offset the amount of any payment obligation under the Amended and Restated Promissory Note (a "Payment Obligation") by any alleged and/or actual obligation of the Seller or any third party to the Buyer or PWS (a "Seller Obligation").  Any attempt to reduce the amount of any Payment Obligation in reduction or payment of or otherwise in connection with any Seller Obligation (such reduction or attempted reduction being referred to herein as a "Payment Offset") shall be null and void and constitute a default by the Buyer and PWS and an event of default under the Amended and Restated Promissory Note, and the holder of such note shall be entitled to all available remedies thereunder.  The Amended and Restated Promissory Note shall incorporate and specifically denote the limitations in connection with any Payment Offset as set forth in this section and shall not be subject to the Subordination Agreement.

3.         Stipulation for Judgment.  In order to secure payment of Eight Hundred Thousand Dollars ($800,000.00) due and payable under the Amended and Restated Promissory Note as follows: (i) $75,000 on the date hereof, (ii) eleven equal monthly installments of $62,346.00 paid on the 26th day of the month, commencing June 26, 2004, and (iii) all remaining principal and interest on the outstanding principal balance at the rate of six percent (6%) per annum on May 26, 2005 (the "Maturity Date"), all as set forth in the Note, referenced herein and a copy of which is attached hereto, Buyer and PWS shall upon the execution hereof deliver to Robert Yonowitz of Fisher and Phillips, LLP an originally executed Stipulation for Judgment (the " Judgment") (attached hereto as Exhibit "B") that if filed by the Seller shall, at the time of filing be a judgment for the full amount of the Amended and Restated Promissory Note plus all attorneys' fees and costs incurred by Seller to file, execute and enforce the Judgment, less any payment made by Buyer and/or PWS of the principal and interest on the Amended and Restated Promissory Note up to the time of the filing of the Judgment by Seller suitable for filing in Orange County, California, to secure the Payment Obligations.  Seller shall and shall require Seller's Attorney to hold the Judgment in trust unless and until a "default" (as defined in the Amended and Restated Promissory Note) occurs under the Amended and Restated Promissory Note.  Buyer and Seller acknowledge and agree that in the event of Buyer's "default" under the Amended and Restated Promissory, Seller shall file a Complaint for Breach of Promissory Note in the Superior Court of the State of California, County of Orange, to obtain a case number and immediately thereafter file with that Court the Judgment and immediately take all steps to execute on and enforce the Judgment against Buyer and PWS.  Buyer and PWS agree to execute such additional documentation as reasonably requested by Seller, at Seller's expenses, to further Seller's right to and/or facilitate in the Seller's taking action to file (i) the Judgment and/or (ii) a judgment against Buyer and PWS in any amount equal to the total of all sums then due to the Seller under the terms of the Amended and Restated Promissory Note.  Seller covenants, agrees and promises not to execute on, enforce, or attempt to collect the Judgment (and refrain from doing so) in any manner or by any process unless and until there has been a default on the Amended and Restated Promissory Note.  Seller further agrees, covenants and promises to apply and credit all payments made under or on the Amended and Restated Promissory Note (or property recovered through executed of the Judgment) against outstanding principal and accrued by unpaid interest in the event that enforcement of or execution on the Judgment occurs.  Seller further agrees to return the Judgment to Buyer and PWS when Buyer and PWS have made full payment under the Amended and Restated Promissory Note, assuming there have been no uncured "defaults" under that note at any time prior to its being fully paid off by Buyer and PWS.

4.         Mutual Releases.  Except for the obligations created by, previously existing in whole or in part and specifically acknowledged in, or arising out of this Agreement and the documents, instruments and agreements executed and/or delivered in connection with this Agreement or as contemplated hereby (collectively the "Agreement Documentation"), including, but not limited to, the obligations of the Buyer and PWS under the Amended and Restated Promissory Note, and for good and adequate consideration, the receipt of which is hereby acknowledged, Buyer and PWS, on the one hand, and Seller and Spruce, on the other hand, hereto for itself and/or herself, and their respective spouses, immediate family members, officers, shareholders, directors, agents, employees, principals, predecessors, successors, assigns, parent corporations, direct and indirect subsidiary corporations, including, but not limited to Spruce's direct and indirect subsidiaries, including, but not limited to P.W. Stephens Services, Inc., P.W. Stephens Contractors, Inc. and P.W. Stephens Environmental, Inc., each of their affiliates, heirs, executors, attorneys, accountants, administrators, and representatives, fully releases each and every other party hereto, and its officers, shareholders, directors, agents, employees, principals, predecessors, successors, assigns, parent corporations, direct and indirect subsidiary corporations, including, but not limited to Spruce and Spruce's direct and indirect subsidiaries P.W. Stephens Services, Inc., P.W. Stephens Contractors, Inc. and P.W. Stephens Environmental, Inc., affiliates, spouse, heirs, executors, attorneys, accountants, administrators, and representatives, from any and all claims, promises, debts, liabilities, costs, sums of money, actions, demands, contracts, suits, expenses, damages, liens, and causes of action, in law or in equity, of any kind whatsoever, (collectively "Claims") known or unknown, suspected or unsuspected, including, without limitation Claims arising out of or in any way connected with the liability of Seller, Spruce, PWS, or Buyer, and any prospective causes of action which may be alleged in the future by any party to this Agreement, the Stock Purchase Agreement, any amendment thereto and any Stock Purchase Documentation, including any claim for fraud, malicious prosecution, unfair practice, negligence, breach of statutory duty, bad faith, or otherwise, regardless of the legal or factual basis therefor.  Each of Spruce, Buyer, PWS and Seller, represent and warrant that none of them has assigned or otherwise transferred any interest in any Claims which they, or any of them, may have against any other party to this Agreement, or any of them, and Spruce, PWS, Buyer and Seller, and each of them, agree to indemnify and hold harmless each other party to this agreement, as a result of any person asserting any such assignment or transfer of any rights or Claims under any such assignment or transfer.  The execution of this Agreement effects the settlement of claims which are disputed, contested and denied.  Each party hereto hereby agrees that each such claim is the subject of a good faith dispute between the parties hereto.  Nothing herein contained shall be construed as an admission by any party hereto of any liability whatsoever to any other party hereto or to any other entity whatsoever.  It is understood and agreed by and between Spruce, PWS, Buyer and Seller that other claims, liability and/or damages not now known may develop or be discovered, or other consequences or other results may develop or be discovered, and this Agreement is specifically intended to cover and include all such future damages or future consequences or results of known or unknown damages, including all rights of action therefor; that the provisions of section 1542 of the Civil Code of the State of California are expressly waived by each of Spruce, Seller, PWS, and Buyer, and each of them, and all of them acknowledge that said section provides the following:

              "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OF SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

This paragraph is limited to the subject matter and parties of this agreement and does not supersede or apply to any claims and obligations arising out of the provisions of this agreement.  Nothing contained in this Section 4 shall or shall be deemed to constitute a release of either Buyer or PWS of its obligations under the Amended and Restated Promissory Note or hereunder.

5          Vehicles/Health Insurance.  The Buyer or PWS shall:

(a) provide to Seller an amount not greater than Sixteen Hundred Dollars ($1,600) per month for the Seller to lease every two (2) years from the date of the Consulting Agreement dated November 15, 2002 by and between PWS and the Seller (the "Consulting Agreement") until December 31, 2007, two (2) new vehicles, both vehicles shall be chosen by the Seller;

(b) permit Seller and her husband, Robert R. Barber, at PWS and/or Buyer's expense, to participate in PWS and/or Buyer's, as selected by Seller, medical insurance and hospitalization benefits, with coverage to be equivalent to the level and type provided to PWS and/or Buyer officers, as applicable, at all times from the date of the Consulting Agreement until December 31, 2007.

Nothing contained herein shall be deemed to impose upon PWS and or Buyer, collectively, an obligation to (i) provide more than $1,600 per month to the Seller for the lease of automobiles or (ii) enroll Seller and her spouse in any health insurance plan other than the health insurance plan selected by the Seller, from time to time.

            6.         Discontinuance of Legal Action.  Without limiting the terms of this Agreement, including, but not limited to, section 4 hereof, contemporaneously with the execution and delivery of this Agreement the Buyer shall execute and deliver to the Seller and Spruce stipulation(s) of discontinuance or similar instrument(s) including, but not limited to a Stipulation for Dismissal With Prejudice ;and Order Thereof, suitable for filing, all in a form acceptable to the Seller, pursuant to the terms of which the Buyer shall discontinue with prejudice, cease prosecution of and waive for all time any and all claims that the Buyer or any of its affiliates, and or associates, may have against (a) Seller arising out of facts as set forth in that certain cause bearing number 3-04CV-1094L, originally filed on April 5, 2004 in District Count Dallas County, Texas, as removed to the United Stated District Court for the Northern District of Texas, Dallas Division, on May 21, 2004, and styled as Home Solutions of America, Inc., f/k/a Nextgen Communications Corporation, Plaintiff, v. Jane C. Barber, Defendant, and (b) Spruce arising out of facts as set forth in that certain cause bearing number H 04-534, filed on May 24, 2004 in the United States District Court, Southern District of Texas, Houston Division, and styled as Acstar Insurance Company, Plaintiff, v. Home Solutions of America, Inc., Defendant and Third-Party Plaintiff, v. Spruce MacIntyre Holdings Corporation, Third-Party Defendant (such cause and the facts and circumstances alleged therein (including, but not limited to the primary action of Acstar Insurance Company as plaintiff against Buyer) being sometimes referred to herein as the "Acstar Claim").  Buyer does hereby covenant and agree to  request that any release or other documentation ("Release Documentation") limiting any claim against it or any of its affiliate(s) or associate(s) that it shall obtain from Acstar Insurance Company ("Acstar") shall include and encompass a release of each of Seller, her spouse, Robert R. Barber, and Spruce to the same extent and with the same force and effect as Acstar shall release or limit its rights against Buyer, PWS or any affiliate or associate thereof.  Buyer shall provide a fully executed original of any such Release Documentation to Seller within two business days of its receipt of the same.

7.         No Breach.  Seller and Buyer each acknowledge that, upon the consummation of the transactions contemplated by the Agreement Documentation, neither party is in default or breach, or is aware of any facts or circumstances that, with the passage of time or the delivery of notice, may result in a default or breach, of the Stock Purchase Agreement or the Stock Purchase Documentation.  Seller hereby rescinds the notice of default she delivered to Buyer on March 11, 2004, with regard to the Third Note.

8.         Specific Performance.  Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof..

9.         Court Costs and Attorneys' Fees.  If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover costs of court and reasonable attorneys' fees from the other party to such action, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief that may be awarded.  In the event Seller files the Judgment because of Buyer's and/or PWS' "default" on Exhibit B, the Amended and Restated Promissory Note, as defined therein, Buyer and PWS specifically consent to and agree that the court costs and attorneys' fees incurred by Seller in entering and executing on the Judgment shall be incorporated into the Judgment and no separate action to recover such costs and attorneys' fees shall be required.  Buyer and PWS further agree to permit counsel for Seller to fill in those dollar amounts on the Exhibit B Judgment and further agree that so long as those dollar figures are placed in the Judgment by Seller's counsel, these figures shall be deemed true and correct.

10.        Stock Purchase Agreement.  The obligations of the parties hereto are set forth in full in this Agreement.  All terms in any of the Stock Purchase Documentation not set forth anew (in whole or in part), memorialized or ratified in this Agreement or the Agreement Documentation are hereby terminated.

11.        Defined Terms.  Any capitalized term, used herein which is not defined herein, shall have that meaning ascribed to such term in the Stock Purchase Agreement.

12.        Notice.  All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy if mailed by registered mail, return receipt requested, or (cc) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate address and telecopier numbers set forth below (or to such other addresses and telescopes numbers as a party may designate by notice to the other parties):

If to Buyer or PWS:	Home Solutions of America, Inc. 5565 Red Bird Center Drive Suite 150 Dallas, Texas 75237 Attn: Rick J. O'Brien, CFO Facsimile No.: (214) 333-9435

With Copy to:	J. Paul Caver, Esq. 2724 Routh Street Dallas, Texas 75201 Facsimile No.: (214) 468-8867

If to Seller, or Spruce:	Jane C. Barber 1633 Chandelle Lane Fallbrook, California 92028 Facsimile No.: (760) 723-9207

With Copy to:	Joel J. Thomas, Esq. Law Offices of Joel Thomas 46 Windjammer Court, Long Beach, CA 90803 Facsimile No.: (562) 493-8850

13.               Jurisdiction; Service of Process.  Any action or proceeding seeking to enforce any provision of, or based on any rights arising out of, this Agreement may be brought against any of the parties in the courts of the State of California, County of Orange, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any object to venue laid therein.  Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

14.               Further Assurances.  The parties agree (a) to execute and deliver to each other such other documentation and (b) to do such other acts and things, all as the other party may reasonably request for the purposes of carrying out the intent of this Agreement and the documents referred to in this Agreement.

            15.               Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

16.              Section Heading, Construction/Incorporation of Recitals.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement, unless noted otherwise.  All words used in this Agreement will be construed to be of such gender or number, as the circumstances require.  Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.  The parties to this Agreement hereby incorporate the Recitals above into this Agreement by this reference as material terms of this Agreement.

            17.              Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

18.              Governing Law.  This Agreement will be governed by the laws of the State of California without regard to conflicts of laws principles.

19.             (a) Representations and Warranties of Buyer and PWS.  Buyer and PWS each jointly and severally represent to Seller and Spruce which representations shall survive the execution and delivery of this Agreement for three years, that the statements contained in this §19(a) are correct and complete as of the date of this Agreement:

(i)         Organization of Buyer and PWS.  Each of Buyer and PWS is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

(ii)        Authorization of Transaction.  Each of Buyer and PWS has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and the documents and instruments attached hereto and reference herein and to perform its obligations hereunder.  Without limiting the generality of the foregoing, all actions necessary to authorize the transactions contemplated hereby have duly taken.  This Agreement constitutes the valid and legally binding obligations of each of Buyer and PWS, enforceable in accordance with its terms and conditions.  The signatory hereto on behalf of the Buyer is the Chief Financial Officer of the Buyer and the Senior Vice President of the Buyer and is authorized to execute and delivery this Agreement on behalf of the Buyer.

(iii)       Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer or PWS is subject or any provision of the charter or by-laws of Buyer or PWS.

(iv)       Brokers' Fees.  Neither Buyer nor PWS has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller or Spruce could become liable or obligated.

(b) Representations and Warranties of Spruce.  Spruce represents to Buyer and PWS, which representations shall survive the execution and delivery of this Agreement for three years, that the statements contained in this §19(b) are correct and complete as of the date of this Agreement:

(i)         Organization of Spruce.  Spruce is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

(ii)        Authorization of Transaction.  Spruce has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and the documents and instruments attached hereto and reference herein and to perform its obligations hereunder.  Without limiting the generality of the foregoing, all actions necessary to authorize the transactions contemplated hereby have duly taken.  This Agreement constitutes the valid and legally binding obligations of both of Seller and Spruce, enforceable in accordance with its terms and conditions.

(iii)       Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which  Spruce is subject or any provision of the charter or by-laws of Spruce.

(iv)       Brokers' Fees.  Spruce has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer or PWS could become liable or obligated.

(c) Representations and Warranties of Seller.  Seller  represents to Buyer and PWS, which representations shall survive the execution and delivery of this Agreement for three years, that the statements contained in this §19(c) are correct and complete as of the date of this Agreement:

(i)         Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which  Seller is subject.

(ii)        Brokers' Fees.  Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer or PWS could become liable or obligated.

(iii)       Capacity.  Seller has full power and authority to execute and deliver this Agreement and the documents and instruments attached hereto and reference herein and to perform her obligations hereunder.  Without limiting the generality of the foregoing, all actions necessary to authorize the transactions contemplated hereby have duly taken.  This Agreement constitutes the valid and legally binding obligations of the Seller, enforceable in accordance with its terms and conditions

20.        Counterparts.  This Agreement may be executed in one or more counterparts, including by facsimile signature, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

BUYER:

HOME SOLUTIONS OF AMERICA, INC.

By: ______________________________________
              Rick J. O'Brien
              Chief Financial Officer

PWS:

P.W. STEPHENS, INC.

By: ______________________________________
              Rick J. O'Brien
              Vice President

SELLER:

__________________________________________
Jane C. Barber

SPRUCE:

SPRUCE MACINTYRE HOLDINGS CORPORATION

By: ______________________________________
               Its:

EXHIBIT A

FORM OF AMENDMENT AND RESTATED PROMISSORY NOTE

EXHIBIT "B"

STIPULATION FOR JUDGMENT